[STERLING CONSTRUCTION COMPANY, INC. LETTERHEAD]

August 25, 2009

By Federal Express and facsimile to (703) 813-6968

Terence O’Brien, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-4631

Re:           Sterling Construction Company, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009
File No. 1-31993

Dear Mr. O’Brien:

This letter is in response to your comment letter faxed to me dated July 29, 2009, regarding the above-noted filing of Sterling Construction Company, Inc (“Sterling”).  For your convenience, our responses, which are attached, are in italics and are prefaced by the text of the Staff’s corresponding comments.

As requested in your letter, we acknowledge that:

•	Sterling is responsible for the adequacy and accuracy of the disclosure in its filings with the U.S. Securities and Exchange Commission (the “Commission”);
•	Commission Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Sterling may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ James H. Allen, Jr.
James H. Allen, Jr.
Senior Vice President & Chief Financial Officer

cc.           Jenn Do, Staff Accountant, SEC
Tracey Houser, SEC
Era Anagnosti, SEC
Brigitte Lippmann, SEC
                Geoffrey Walker, Esq., Andrews Kurth LLP
Michael P. Desormeaux, Grant Thornton LLP

Response of August 25, 2009 of Sterling Construction Company, Inc. ("Sterling") to letter of the Securities and Exchange Commission (the "Commission") dated July 29, 2009

Form 10-K for the Year Ended December 31, 2008

Business, page 5

General

1.
 Because of the nature of your business, disclosure about sources and availability of raw materials and compliance with laws and regulations regarding environmental matters appears limited (we note "Environmental and other regulatory matters could adversely affect ..." risk factor disclosure on page 18). Please provide in future filings disclosure related to information contained in subparagraphs (c)(1)(iii) and (xii) of Item 101 of Regulation S-K, to the extent that such information is material.

Response

To the extent it is material, we will disclose items required in subparagraphs (c)(1)(iii) and (xii) of Item 101 of Regulation S-K in future filings. We supplementally advise the Staff that with respect to raw material, in 2008 we experienced a shortage of asphalt oil due to the bankruptcy of a supplier, SemGroup and its subsidiary SemMaterials; however, by the end of 2008, the supply of asphalt oil was adequate and further shortages were not deemed reasonably likely. As a result, it was determined that no additional disclosure was necessary.

Sterling has not been adversely affected by compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment. The regulations that most closely affect Sterling’s business are those established by municipalities relating to clean air emissions which require permits to operate concrete and asphalt plants. The majority of the time we set up our plants on rights-of-way owned by the states in which we operate, which are not subject to such permitting. Obtaining permits from municipalities to operate the plants has not historically been a significant problem and the cost of obtaining such permits or locating plants elsewhere has not been material to Sterling’s business. Normally, any such costs are included in our bid to the customer when we bid the job.

Management's Discussion and Analysis, page 24

Results of Operations, page 26

Fiscal Year Ended December 31, 2008 (2008) Compared with Fisca Year Ended December 31, 2007 (2007) - Revenues, page 26

2.	In future filings, please expand your discussion under results of operations for all periods to quantify each factor you cite as impacting your operations. For example, you disclose the increase in revenues is attributable to revenues earned by your Nevada operations, acquired on October 31, 2007 and an increase in work performed by your Texas operations as a result of better weather throughout 2008 than 2007, without quantifying the impact attributed to each component. See Item 303(a)(3) of Regulation S-K.

Response

Due to the nature of our business, we cannot always quantify the impact of factors that affect our results of operations. For example, it is difficult, if not impossible, to quantify the amount of revenue resulting from better weather during a year versus a previous year as there are different levels and composition of work crews  and equipment employed on different contracts at different stages of completion each year. Similarly, the stage of completion on individual contracts can cause a significant increase or decrease in revenue in one fiscal period versus another depending on the amount of materials purchased and installed and subcontract services rendered during such periods. Also, this type of quantification is not available without undue effort and expense.

In future filings, to the extent we cite factors that affect our results of operations in quantifiable ways, we will state the dollar amounts attributable to those factors.

Sources of Capital, page 31

3.
We note your discussion on page 32 that the Credit Facility is subject to your compliance with certain covenants, including financial covenants relating to fixed charges, leverage, tangible net worth, asset coverage and consolidated net losses. If it is reasonably likely that you will not meet your financial covenants, please disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response of August 25, 2009 of Sterling Construction Company, Inc. ("Sterling") to letter of the Securities and Exchange Commission (the "Commission") dated July 29, 2009

Response

In our Form 10-Q for the quarter ended June 30, 2009 filed with the Commission on August 10, 2009 (“2nd  Quarter 09  Form 10-Q”), we expanded the last sentence of the third paragraph under the discussion of the Credit Facility in the Sources of Capital section of Item 2 to read:

“We were in compliance with all of these covenants at June 30, 2009, and, currently, we do not anticipate any problem in complying with these covenants.”

In future filings, we will either make the above statement or, if we believe it is reasonably likely that Sterling will not meet one or more financial covenants, we will so state and make the disclosures required by Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification.

4.	In future filings, please revise your disclosure of the amount available under the credit facility to clarify this is the amount available without violating any of your financial covenants.

Response

In our 2nd Quarter 09 Form 10-Q, we expanded the last sentence of the second paragraph under the discussion of the Credit Facility in the Sources of Capital section of Item 2 to read:

“Availability under the Credit Facility was therefore $23.2 million at June 30, 2009 without violating any of the financial covenants discussed in the next paragraph.”

In future filings, we will either make the above statement or if Sterling is in violation, or reasonably likely to be in violation of any financial covenant of the Credit Agreement, we will so state and disclose the effect of such violation on availability under the Credit Facility.

Uses of Capital, page 33

5.
We note that obtaining surety bonds for your construction projects is a material aspect of your business. In future filings, please disclose if you have encountered any difficulties in obtaining new surety bonds and/or if the cost of obtaining surety bonds has materially increased due to the current economic environment and the tightening of the credit markets.

Response

In our 2nd Quarter 09 Form 10-Q, we added the following paragraph under the Sources of Capital section of Item 2:

“Surety bonds are required by all of our customers. To date we have not encountered any difficulties in obtaining new surety bonds or any material increase in the cost of such bonds.”

In future filings, we will either make the above statement or if Sterling has encountered difficulties in obtaining new surety bonds or a material increase in the cost of such bonds, we will so state and disclose the effect of such difficulty.

Compensation Discussion and Analysis, page 39

Compensation Levels, page 41

6.
You disclose that the Committee determined that the performance-based compensation should be approximately equal to base salary; however, you have not provided the reasons why the Committee determined that this target level was appropriate. Please describe to us in greater detail, with a view toward future disclosure, the Committee's decision making process in determining this target. Also please clarify whether the target determination equal to lx of the base salary was calculated at the threshold, target or maximum level of the performance based compensation.

Response of August 25, 2009 of Sterling Construction Company, Inc. ("Sterling") to letter of the Securities and Exchange Commission (the "Commission") dated July 29, 2009

Response

For purposes of the relationship between base salary and incentive compensation, the Committee considered what is referred to in the employment agreements of these officers as Base Deferred Salary as part of total incentive compensation. The Committee determined that an appropriate maximum cash incentive compensation for Messrs. Manning and Harper is an amount approximately equal to 100% of base salary based on the following:

•
The request submitted to the Committee by Messrs. Manning and Harper respecting their future compensation when new employment agreements were under consideration. After considering the request, the Committee determined what it believed to be an appropriate base salary and an appropriate maximum salary and allocated the difference between the two amounts equally to Base Deferred Salary with its EBITDA goal and Incentive Bonus with its personal and financial goals.  The appropriateness of this allocation was essentially based on the personal judgment of the Committee members.

•
The prior employment agreements of Messrs. Manning and Harper that expired in 2007 provided a range of incentive compensation capped at 100% of base salary, establishing a precedent for the relationship of base salary to incentive compensation.

•
Messrs. Manning and Harper's base salaries in 2006 were below the median of Hay Group's national general industry database.  When combined with their incentive compensation, their total compensation was above the median.  This is referred to in the Hay Group Report as a "highly leveraged" compensation strategy, namely one in which the executive is paid a base salary less than the median of comparable companies, but greater than that median when Sterling meets or exceeds goals established by the Compensation Committee. The Committee believes that this strategy is beneficial to Sterling.

•
The members of the Compensation Committee consist of a Certified Public Accountant specializing in construction companies; a Certified Public Accountant formerly the managing partner of a major accounting firm and chief operating officer of a major law firm; and a former chief executive officer of a construction engineering company.  Accordingly, in arriving at decisions regarding appropriate compensation and incentive levels, they exercised their personal judgment.

As noted above, the maximum incentive compensation for each of Messrs. Manning and Harper (which currently is  actually only 89% of base salary) is achieved only if 100% of the performance targets are met, i.e. if the maximum level of performance is achieved.  In the case of Mr. Allen, Committee members exercised their personal judgment in determining his maximum possible compensation and the relationship of the elements thereof to each other.

In future filings, we will provide disclosure of the Committee’s decision-making process in determining targets.

Deferred Salary, page 42

 7. We note your disclosure about EBITDA, which is used as a financial measure for purposes of paying the deferred salary component of the total salary compensation, and the definition of EBITDA. In accordance with Instruction 5 of Item 402(b) of Regulation, S-K please tell us, with a view toward future disclosure, how this measure was calculated from your audited financial statements, including among other things, how you define "Extraordinary items". Similarly, under "Cash Incentive Bonus," describe how you calculated budgeted fully-diluted earnings per share. Please also quantify the target and actual financial measures used to calculate the base deferred salary and incentive bonus.

Response

In future filings we will explain EBITDA by making more specific reference to Sterling's audited financial statements in the Form 10-K, as follows:

•
“EBITDA is defined in the agreements and means Earnings Before Interest, Taxes, Depreciation and Amortization.  It is calculated by starting with Earnings, which is the amount listed as "Net income" on the Company's Consolidated Statements of Operations for [year].

•	The following items are then added to Earnings:
o	The amount listed as "Interest expense" on the Company's Consolidated Statements of Operations for [year];
o	The amount listed as "Depreciation and amortization" on the Company's Consolidated Statements of Cash Flows for [year];
o	The amount listed as "Income tax expense" on the Company's Consolidated Statements of Operations for [year];
o
 Directors' fees, which are paid only to non-employee directors.  Fees paid to non-employee directors are included in the amount listed as "General and administrative expenses" on the Company's Consolidated Statements of Operations for [year].  The amount of directors' fees for [year] can be found under the heading "Director Compensation for [year];and
o
Any extraordinary item (if it is a negative number) for [year].  A negative extraordinary item is one that is both unusual and unrelated to the enterprise’s ordinary activities and would occur infrequently.  An example would be a loss  from an act of nature, which is rare in the locality where the enterprise operates.  In [year] there [were no negative extraordinary items] [were $___ of negative extraordinary item] which can be found at ___________.

•	The following are then subtracted from Earnings:
o	The amount listed as "Interest income" on the Company's Consolidated Statements of Operations for [year];and
o
Any extraordinary item (if it is a positive number). An example of a positive extraordinary item would be where a construction contractor sells the only land it owns at a gain. The land was acquired 10 years ago to construct a shop facility for repairing equipment; however, shortly thereafter the contractor abandoned all plans for the facility after deciding continue to out-source the repairs and held the land for appreciation..  In [year] there [were no positive extraordinary items] [were $___ of positive extraordinary items which can be found at __________.”

Response of August 25, 2009 of Sterling Construction Company, Inc. ("Sterling") to letter of the Securities and Exchange Commission (the "Commission") dated July 29, 2009

In 2008 budgeted EBITDA was $44.6 million and actual EBITDA was $41.9 million which is more than the incentive compensation threshold of 75% of budgeted EBITDA.  In 2008, budgeted fully-diluted earnings-per-share were $1.48 and actual fully-diluted earnings per share were $1.32.

Budgeted fully-diluted earnings per share are calculated according to Financial Accounting Standards 128 using the numbers from the Board-approved annual budget.

8.
Please quantify for us, with a view toward future disclosure, the two portions of the salary compensation. References such as "the larger part" of salary being paid in periodic installments, and the "balance" of the base salary being deferred, are ambiguous.

Response

Taking Mr. Manning as an example, the two elements of his salary are referred to as Base Payroll Salary and Base Deferred Salary and they add up to $527,500.  Of this total amount, the larger part ($365,000) is paid in periodic payroll installments; the balance ($162,500) is paid only if the 75% of budgeted EBITDA goal is met.  These amounts are listed in tabular form in Item 11 under the heading "Employment Agreements of Named Executive Officers" but the reference to "Base Salary" in that table should have been "Base Payroll Salary."

In future filings, the heading will be corrected and we will make appropriate disclosures quantifying the two elements of salary.

Grants of Plan-Based Awards for 2008, page 46

9.
While you have disclosed that 40% of the incentive-based compensation is based upon achievement of each named executive officer's personal goals, you have not provided a qualitative discussion of the nature of these personal goals and/or a quantitative disclosure of these goals in order for a named executive officer to earn the 40% portion of the incentive-based pay. Please provide to us, with a view toward future disclosure, a detailed description of each named executive's personal goals, and to the extent possible, quantify them.

Response

As can be seen from the following, the types of personal goals of Messrs. Manning, Harper and Allen do not lend themselves to quantification:

Patrick T. Manning.
•	To manage investor relations.
•	To field inquiries from investors.
•	To respond to analysts' calls.
•	To design company presentations for the Company's road shows and investor conferences.
•	To attend investor conferences.
•	To act as primary contact with the Company's investor relations firm.
•
To be actively involved with the Chief Operating Officer in all merger and acquisition activities.  In the event of an acquisition, to assume the lead role from the letter of intent through a definitive agreement.

•	To actively explore joint venture construction projects with the Vice President Business Development.

Joseph P. Harper, Sr.
•
To integrate the company acquired in late 2007 into the Company in all respects, including operations, financial and internal controls; and to "blend" its management personnel into Sterling to make it a real part of the Company like its other offices.

•	To continue to actively pursue the next acquisition. In the case of one active target, to help the Chief Executive Officer and Vice President Business Development to
bring it to a successful closing.
•
In the case of other acquisition opportunities, to work closely with the Chief Executive Officer and the Company's investment bank to weed out possible targets that do not meet the Company's criteria and to build a pipeline of potential target companies, including meetings with their top managers.

•	To continue to work with the Vice President Business Development and the other members of management to prepare them for higher leadership roles in the Company.
•
To begin the process and ensure continuing efforts to effect change to "green" operations, including downsizing of the Company's fleet of 250 trucks and SUV's where operationally possible and encouraging other ideas, such as recycling; solar panels; etc.

Response of August 25, 2009 of Sterling Construction Company, Inc. ("Sterling") to letter of the Securities and Exchange Commission (the "Commission") dated July 29, 2009

James H. Allen, Jr.
•	To develop an organization and staffing plan for the financial function capable of serving a public company with $500 million of revenues in five offices.
o	To manage the establishment of a mentoring program for all members of the financial function to include:
o	Assessment of the skills of each member;
o	Identification of training and goals required to obtain skills for their current positions and growth into other positions;
o	Review with each member his/her training requirements and goals, and obtain their buy-in; and
o	Appraisal of performance in current positions and in achieving training and goals.
•
To manage completion of Forms 10-Q and 10-K and related information, such as loan covenant compliance, in a timely fashion to allow for management, Audit Committee and Board of Directors review before filing with the SEC.

•
To develop a plan to review Forms 10-Q and 10-K with the management committee and project managers to give them a better understanding of their contribution to the Company's  financial results and the market value of the Company.

•
To work with other members of management to review reasonableness of equipment costs budgeted versus the costs being incurred, and develop policies for capitalization versus expensing of major repairs and for depreciable lives and scrap values of equipment.

Roger M. Barzun

Mr. Barzun's compensation and incentive bonus are in the sole discretion of the Committee and accordingly he has no specific personal goals other than the carrying out of his duties and responsibilities as General Counsel and Secretary of Sterling.

In future filings, we will provide a qualitative discussion of the nature of these personal goals for Messrs. Manning, Harper and Allen.

10.
Please tell us, with a view toward future disclosure, the factors and elements that the Committee took in consideration while it determined that "each executive completed substantially all of his personal goals". Please identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b) (2) (vii) of Regulation S-K.

Response

Messrs. Manning and Harper gave a written assessment to the Committee of the extent of the accomplishment by Mr. Allen of his goals for 2008, noting that he had substantially completed all of them.  In certain cases, they reported that the goal was achieved, but the documentation of it had yet to be prepared.  Since several of Mr. Allen's goals involve management issues, the Committee relied on Messrs. Manning's and Harper's assessments of substantial completion.  With respect to financial reporting goals, Committee members (two of whom are also Audit Committee members) had first-hand knowledge of Mr. Allen's achievement of his goals.

Mr. Manning gave a written assessment to the Committee of his own evaluation of the extent of his accomplishment of his goals for 2008, detailing his efforts in the achievement of each goal.  In concluding that Mr. Manning substantially completed his goals, Committee members relied on both Mr. Manning's assessment and on their direct contact with Mr. Manning at Board and committee meetings.

Mr. Harper also gave a detailed assessment to the Committee of his own evaluation of the extent of his accomplishment of his goals for 2008.  In concluding that Mr. Harper substantially completed his goals, the Committee also relied on Mr. Harper's assessment and their direct knowledge of Mr. Harper's activities during the course of the year as reported at Board and committee meetings.

Response of August 25, 2009 of Sterling Construction Company, Inc. ("Sterling") to letter of the Securities and Exchange Commission (the "Commission") dated July 29, 2009

As noted above, quantitative measurement of the foregoing goals is not practical or, in the Committee's view, fruitful.  Instead, Committee members relied on their knowledge of the honesty and integrity of the officers themselves in assessing their own achievement of their goals, and on the Committee members’ own assessment of the areas of Sterling affected by these goals, namely investor and public relations; the acquisition program; the expansion of the Company's construction activities into new formats (such as joint ventures) and the development of management skills and succession planning.

Finally, the Committee took into account its own assessment of the challenges faced by the executives, the manner in which they have handled those challenges and the effect of those challenges on the time they are able to spend on personal goals.  This element of assessment is essentially one of exercising personal judgment.

In future filings, we will make appropriate disclosures of factors and elements considered by the Committee in assessing achievement of personal goals.

Exhibits, page 56

11.
Except for Exhibit G and Schedules 1.1, 1.2 and 1.3, it appears that you have not filed the remaining exhibits and schedules to the Credit Agreement--Please advise. If not filed, please refile the credit agreement (including all exhibits and schedules) as an exhibit in your next periodic report. Refer to Item 601(b) (10) of Regulation S-K.

Response

We are re-filing all exhibits and schedules to the Credit Agreement by amendment to the 2008 Form 10-K.

1. Summary of Business and Significant Accounting Policies, page F7

Organization and Business, page F7

12.
We note that you have concluded that you have one reportable segment. We further note that until October 31, 2007 when you acquired RHB, your operations were in Texas. With the acquisition of RHB, you expanded your operations to Nevada. Based on your disclosures within the Business section of your Texas and Nevada operations, it appears that each of these operations has its own management team and separate regulatory environments. Given the significance of the Nevada operations to your consolidated results, please provide us with a detailed explanation as to how your CODM manages the company subsequent to your acquisition of RHB. In this regard, please tell us whether the reports regularly reviewed by your CODM segregates the Texas projects from the Nevada projects. Please also tell us how the CODM evaluates the performance of the management teams of the Texas and Nevada operations. Please provide us with your organizational chart for fiscal year 2008. We further note your disclosure that you organize, evaluate and manage your financial information around each project when making operating decisions and assessing your overall performance. Please clarify for us your conclusion as to whether your projects and/or your Texas and Nevada operations meet the definition of operating segments. Refer to paragraphs 10-15 of SFAS 131 for guidance. To the extent that you are aggregating operating segments into one reportable segment, please provide us with your analysis of paragraph 17 of SFAS 131 with reference to EITF 04-10. For the similar economic characteristics criteria, please provide us with revenue, gross profit, gross profit margins, income from operations, and income from operations margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended December 31, 2008 and the 3-month periods ended March 31, 2009 and 2008 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

Response

SFAS 131 lays out a two step process consisting of two tests that must be met for segment reporting to be required. SFAS 131 states that “The first test is qualitative in nature and requires the potential reportable segment to meet all of the following three criteria to move on to the second test:

a)	Engages in business activities from which it may earn revenues and incur expenses
b)	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance
c)	For which discrete financial information is available”

Response of August 25, 2009 of Sterling Construction Company, Inc. ("Sterling") to letter of the Securities and Exchange Commission (the "Commission") dated July 29, 2009

In our analysis of how the qualitative criteria apply to Sterling, we noted criteria a) and c) are met but concluded criteria b) is not met.  Paragraph 12 of SFAS 131 defines a chief operating decision maker as the person who is responsible for allocating resources to and assessing the performance of the segments of the enterprise.  Our President and Chief Operating Officer is the chief operating decision maker (“CODM”) for Sterling and all of its offices, including the Reno office. Other offices are located in Houston, San Antonio/Austin and Dallas/Fort Worth.

While our Reno office (RHB) is a separate legal entity, it is being managed both at the local office level and parent company level just as we manage our three other offices. We judge operations at all of our offices, including Reno based on the progress and profitability of the individual construction contracts (projects).

The CODM does not regularly review the discrete operating results by office.  Rather, he manages and reviews performance on a project by project basis – not by the results of each office or combination of offices. Further, while our Houston headquarters financial group prepares reports showing discrete operating results and  financial position by subsidiary, those reports are prepared  for statutory purposes (state franchise tax, state Department of Transportation contractor pre-qualification, federal income tax and consolidation purposes)  and for the purpose of determining office manager bonuses annually,  not for managing the offices or their resources throughout the year.

We have also concluded that our projects do not constitute separate operating segments. During 2008, we had approximately 60 projects-in-progress in various stages of completion at any time. Construction of projects is generally completed in 12 to 36 months.

With respect to aggregation criteria under paragraph 17 of SFAS 131, we assessed the key attributes of the Reno, Nevada office’s business as compared to our other existing offices and of our projects.  We noted that our offices and projects have similar economic characteristic and are similar in the following areas:

•
The nature of the heavy civil construction services rendered on our projects by each of our offices is the same—they build, reconstruct and repair roads, highways, bridges and water, waste water and storm drainage systems.

•
The nature of the construction production process by each of our offices is the same—they excavate dirt, remove existing pavement and pipe, lay aggregate or concrete pavement and pipe and build bridges and similar large structures in order to complete our projects.

•
Our services are rendered only to governmental agencies in geographical areas confined to one country, the United States—our customers are federal and state departments of transportation, cities, counties, and regional water and toll-road authorities. A substantial portion of the funding for the departments of transportation to finance the projects we construct is furnished by the federal government.

•
The heavy civil construction services rendered on our projects by each office are performed primarily with our own work crews (laborers, equipment operators and supervisors) and equipment (backhoes, loaders, dozers, graders, cranes, pug mills, crushers, and concrete and asphalt plants).

•
The nature of the regulatory environment  that our offices operate under is the same—all of our offices are subject to the U.S. and state department of transportation rules, including prevailing wage laws; codes established by the federal government and municipalities regarding water and waste water systems installation; and laws and regulations relating to workplace safety and worker health of the U.S. Occupational  Safety and Health Administration  and to the employment of immigrants of the U.S. Department of Homeland Security.

We have also looked at filings by other publicly traded peer companies to assess whether it would be appropriate for Sterling to report the Nevada operations or our projects as separate segments.  The Companies we looked at were Granite Construction Incorporated; Orion Marine Group, Inc., Tutor Perini Corporation; and Meadow Valley Corp as follows:

•
Granite Construction Incorporated (which we compete with, but on a limited scale on very large projects, primarily in California and Nevada) reported two segments in 2007 that consisted of the Branch division which focused on local markets and the HCD division which pursued major infrastructure projects throughout the nation.  The Branch division projects were typically smaller in size and shorter in duration than the HCD division. In 2008, Granite changed its segments to the Western U.S., the Eastern U.S. and Granite Land Company, with the Western U.S. segment containing its aggregate and sub-division and commercial development segments as well as its heavy civil construction in the Western U.S.

•
Orion Marine Group, Inc, provides a broad range of marine construction services on, over and under the water along the Gulf Coast, the Atlantic Seaboard and the Caribbean Basin and reports its operations as one segment. Its heavy civil marine segment includes marine transportation facilities, bridges and causeways, marine pipelines, mechanical and hydraulic dredging and specialty projects.

•
Tutor Perini Corporation reported three segments that consisted of Building, Civil and Management Services.  The Building segment focuses on large, complex projects in hospitality and gaming, healthcare, municipal offices, sports and entertainment, education, transportation, corrections, biotech, pharmaceutical and high-tech markets, and electrical and mechanical, plumbing and HVACs services. The Civil segment focuses on public works construction including the repair, replacement and reconstruction of public infrastructure such as highways, bridges, mass transit, and wastewater treatment facilities.  The Management Services segment provides diversified construction and design-build and services to the U.S. military and government agencies as well as surety companies and multi-national corporations in the U.S. and overseas.

•
Meadow Valley Corporation in its final Form 10-Q dated November 11, 2008, before going private, reported three segments consisting of the Construction Services Segment (“CSS”), Construction Materials Segment (“CMS”) and Construction Materials Testing Segment (“CMTS”).  CSS specializes in structural concrete construction of highway bridges and overpasses and the paving of highways and airport runways for various governmental authorities, municipalities and developers in southern Nevada and Arizona markets.  CMS provides ready mix concrete and sand and gravel products in the Las Vegas, Nevada and Phoenix, Arizona metropolitan areas. CMTS provides geotechnical, environmental and field and lab technical services in the Las Vegas, Nevada area.

Response of August 25, 2009 of Sterling Construction Company, Inc. ("Sterling") to letter of the Securities and Exchange Commission (the "Commission") dated July 29, 2009

Although we did not find any of these four companies to have operations that were comparable  to Sterling’s operations or business structure, we found that these peer companies reported different segments on the basis of factors that Sterling is not subject to, such as different types of private and public customers, distinctly different types of products or services, and distinctly different type of projects. Each of them did, however, have a heavy civil construction segment that is analogous to Sterling’s one segment, heavy civil construction.

One of the objectives of FAS 131 is to provide some comparability between enterprises. Since we have no comparable publicly-owned direct competitors and our publicly traded peer group companies treat heavy civil construction as a unitary segment across different geographical areas, we do not believe that segmenting our results of operations by office, state or project would improve comparability between us and our competitors or peers.

You requested that we furnish you our 2008 organization chart, which is attached as Exhibit A.

You also requested that, to the extent we are aggregating operating segments into a single segment, we provide you with certain financial information relating to revenue, gross profit, gross profit margins and income from operations. Since we have but one segment, we do not believe this information, which we use only for statutory reporting and office manager annual bonus purposes would be useful to you.

In summary, we manage all of our operations based on a consistent and single method, focusing on individual contracts-in-progress and those contracts’ resource needs. We have but one segment and that is heavy civil construction of highways, bridges, light-rail, and water, waste-water and storm drainage systems for domestic state and municipal-type agencies.

We have reviewed our conclusions that our business consists of a single operating and reporting segment with our independent registered public accounting firm, Grant Thornton LLP, and they have concurred with our conclusions.

Revenue Recognition, page F8

13.
In future filings, please disclose the duration of your contracts. If your contracts are typically completed within 12 months, please state as such. Refer to paragraph 6.21 of the AICPA Audit and Accounting Guide for Construction Contractors for guidance.

Response

In our 2nd Quarter 09 Form 10-Q, we have added a sentence to the Backlog section of Results of Operation under Item 2, as follows:

“Our contracts are typically completed in 12 to 36 months.”

In future filings, we will make the above statement or, if the duration of our contracts changes, we will revise the disclosure accordingly.

Goodwill and Intangibles, page F10

14.
Based on your methodology for testing goodwill for impairment, it appears as though you have allocated goodwill to one reporting unit for fiscal year 2008. We further note that you recognized approximately $44.5 million of goodwill with the acquisition of RHB, which leaves approximately $12.7 million of goodwill to prior acquisitions. Depending on your determination of your operating segments, please tell us your consideration of the guidance in paragraph 30 of SFAS 142 for the identification of your reporting units. Please also refer to the guidance in EITI Topic D-101 for additional guidance as to the application of paragraph 30 of SFAS 142.

Response

As discussed under comment 12 above, we manage our operations based on individual contracts-in-progress and those contracts' resource needs. We have but one reporting segment and that is heavy civil construction of highways, bridges, light-rail, and water, waste-water and storm drainage systems for domestic state and municipal-type agencies For the reasons discussed above, we believe we only have one reporting unit under U.S. generally accepted accounting principles and that it is appropriate for Sterling to test for impairment of goodwill on the basis of one reporting unit.

Response of August 25, 2009 of Sterling Construction Company, Inc. ("Sterling") to letter of the Securities and Exchange Commission (the "Commission") dated July 29, 2009

We have reviewed our conclusion that Sterling has only one reporting unit with our independent registered public accounting firm, Grant Thornton LLP, and they have concurred with our conclusion.

7.	Costs and Estimated Earnings and Billings on Uncompleted Contracts, page F17

15.
In future filings, please revise your disclosure to state the nature of the information being conveyed in each of the two tables and the purposes for the presentations. Please provide us with the disclosure you intend to include in future filings.

Response

In our 2009 Form 10-K, we plan to add the following disclosure to Note 7:

“Billing practices for our contracts are governed by the contract terms of each project based on progress towards completion approved by the owner, achievement of milestones or pre-agreed schedules. Billings do not necessarily correlate with revenue recognized under the percentage-of-completion method of accounting. The current liability, ‘Billings in excess of costs and estimated earnings on uncompleted contracts,’ represents billings in excess of revenues recognized. The current asset, ‘Costs and estimated earnings in excess of billings on uncompleted contracts,’ represents revenues recognized in excess of amounts billed to the customer, which are usually billed during normal billing processes following achievement of contractual requirements.”

13. Minority interest in RHB, page F22

16.
We note that your final purchase price allocation resulted in the recognition of approximately $44.5 million of goodwill with no separately identifiable intangible assets. As the majority of the purchase price of $54.1 million was allocated to goodwill, please provide us with a comprehensive understanding as to how you determined there were no other identifiable intangible assets acquired as part of the acquisition of RHB. In this regard, it is unclear why RHB's previous relationship with Nevada Department of Transportation had no fair value. Other areas that may have also resulted in intangible assets would be the construction contracts acquired, mining rights, and employment agreements. Please note that this is not a comprehensive list, but rather suggestions based on disclosures in the Form 10-K. Please refer to paragraphs A10-A28 of SFAS 141 for guidance.

Response

Based on SFAS 141, we did not allocate any of the purchase price to identifiable intangible assets other than Goodwill and water rights as we did not believe there was any fair value associated with such intangible assets. In particular, with respect to the items suggested in the comment above, we did not allocate any portion of the purchase price to other intangible assets for the following reasons:

•
All of the bids submitted to the Nevada Department of Transportation (“NDOT”), as well as bids submitted in all other states where Sterling operates, are submitted on a fixed-unit-price basis. This means that there is no value to any previous or current relationship with NDOT or other states’ departments of transportation,  because the low bidder will be awarded the contract unless it is deemed not responsive to the state’s request for bids.

•
No fair value was allocated to contracts-in-progress because after completing our due diligence related to the acquisition, we believed the gross profit percentages on such contracts would be within the range of gross profit percentages we expect on similar contracts performed by our other offices.

•
At the time of the purchase, RHB had owned the mining rights for only nine months which it purchased along with several pieces of construction equipment, aggregate inventory and water rights for a total of $2.2 million from an unrelated third-party. At the time of our purchase of RHB, it had not utilized its mining rights and had not determined the extent of reserves. In our allocation of the purchase price of RHB, we allocated a portion of the purchase price to RHB’s construction equipment based on its appraised value, and to the water rights based on the amount that RHB had allocated to them when it made its purchase. The mining rights consist of a 20-year right to mine stone from a quarry owned by the third-party and a minimum and per ton extraction royalty to be paid to the third-party. RHB had not allocated any part of the purchase price to the mining rights when it had acquired them as part of the $2.2 million purchase price. Since the total purchase price paid by RHB only nine-months earlier for the mining rights, construction equipment and water rights was not material to the purchase price of RHB, we did not believe that any amount allocated to the mining rights would be material, particularly given the uncertainty surrounding the extent of reserves and utilization.

•
RHB was purchased from two parties, each of which owned 50% member interests. At the closing of the purchase, we entered into an employment contract with Richard Buenting, the CEO of RHB, who had retained an 8.33% interest in RHB. There were no employment agreements assumed or any other employment agreements entered into at purchase. The total purchase price was allocated to the owner/sellers based on the percentage of ownership that they sold to Sterling. The employment agreement with Mr. Buenting is for 3-½ years and may be terminated by RHB for cause and by Mr. Buenting with 180 days notice. Whether the agreement is terminated for cause or by resignation, he will only be entitled to compensation earned through the date of termination. Mr. Buenting’s compensation is comparable to other local office executives of Sterling. We do not believe the employment agreement of Mr. Bunting had any material fair value.

We have reviewed our conclusions with our independent registered public accounting firm, Grant Thornton LLP, and they have concurred with our conclusions.
_______________________________________

May 8, 2008	EXHIBIT A

Sterling Construction Company, Inc. (Del.)
(Qualified in Texas sub nom. Sterling Delaware Holding Company, Inc.)
Directors
Name                                                      Class                                                    Committee Assignment
Patrick T. Manning, Chairman           Class I  —  2011
Joseph P. Harper, Sr.                            Class I  —  2011
John D. Abernathy                               Class II  — 2009                                Audit/Compensation/Corporate Governance & Nominating Committee
Robert W. Frickel                                  Class II  — 2009                                Compensation/Corporate Governance & Nominating Committee
Milton L. Scott                                      Class II  — 2009                                Audit/Corporate Governance & Nominating Committee
Donald P. Fusilli, Jr.                              Class III — 2010                                Audit/Compensation Committee
Maarten D. Hemsley                            Class III — 2010
Christopher H. B. Mills                        Class III — 2010
Officers
Name                                                      Office
Patrick T. Manning                               Chief Executive Officer
Joseph P. Harper, Sr.                            President, Treasurer & Chief Operating Officer
James H. Allen, Jr.                                 Senior Vice President & Chief Financial Officer, Chief Accounting Officer
Roger M. Barzun                                   Senior Vice President & General Counsel, Secretary
Brian R. Manning                                  Vice President Business Development
Joseph P. Harper, Jr.                             Vice President Finance

Audit Committee: John D. Abernathy, Chairman Donald P. Fusilli, Jr. Milton L. Scott	Compensation Committee: Robert W. Frickel, Chairman John D. Abernathy Donald P. Fusilli, Jr.	Corporate Governance & Nominating Committee Milton L. Scott, Chairman Robert W. Frickel John D. Abernathy
Subsidiaries (direct):
Texas Sterling Construction Co.                                          (Delaware)
Road and Highway Builders, LLC                                       (Nevada)
Road and Highway Builders of California, Inc.                 (California
Road and Highway Builders Inc.                                         (Nevada)
Oakhurst Management Corporation                                   (Texas)

Texas Sterling Construction Co. (Delaware)
Directors:
James H. Allen, Jr.
Anthony F. Colombo
Joseph P. Harper, Jr.
Joseph P. Harper, Sr.
Brian R. Manning
Patrick T. Manning
Terry D. Williamson
Officers:
President & Chief Executive Officer                                             Patrick T. Manning
Executive Vice President & Chief Operating Officer                  Anthony C. Colombo
Treasurer                                                                                           Joseph P. Harper Sr.
Vice President & Chief Financial Officer                                      Joseph P. Harper, Jr.
Exec. Vice President                                                                        Jeffrey Manning
Exec. Vice President                                                                        Terry D. Williamson
Exec. Vice President                                                                        Sam Clark
Exec. Vice President                                                                        Brian R. Manning
.Vice President                                                                                 Robert Stevens
Vice President                                                                                  Clint Henson
Secretary                                                                                           Joseph P. Harper, Jr.
Assistant Secretary                                                                        Christine Smith
Assistant. Secretary                                                                       Roger M. Barzun

Road and Highway Builders, LLC (Nevada)
Members:
Sterling Construction Company, Inc. (91.67%)
Richard H. Buenting (8.33%)
Manager:
Sterling Construction Company, Inc.
Officers:
President & Chief Executive OfficerRichard H. Buenting
Treasurer & Chief Financial OfficerJames H. Allen, Jr.
Senior Vice President                             Joseph P. Harper, Sr.
Vice President Finance                          Joseph P. Harper, Jr.
Vice President                                         Steven Blakely
Vice President                                         Glenn Fichardt
Secretary                                                  Roger M. Barzun
Assistant Secretary                                Joseph P. Harper, Sr.

Road and Highway Builders of California, Inc. (California.) Directors: Ryan Kautz Patrick T. Manning Joseph P. Harper, Sr. Richard H. Buenting Officers: President Ryan Kautz Secretary Ryan Kautz
Road and Highway Builders Inc. (Nevada)
Directors:
Patrick T. Manning
Joseph P. Harper, Sr.
Richard H. Buenting
Officers:
President                                                       Richard H. Buenting
Treasurer & Chief Financial Officer          James H. Allen, Jr.
Senior Vice President                                  Joseph P. Harper, Sr.
Secretary                                                       Roger M. Barzun
Assistant Secretary                                     Joseph P. Harper, Sr.

Oakhurst Management Corporation (Texas)
Directors:
James H. Allen, Jr.
Roger M. Barzun
Officers:
President                                James H. Allen, Jr.
Senior Vice President           Patrick T. Manning
Senior Vice President           Joseph P. Harper, Sr.
Vice President                       Roger M. Barzun
Secretary                                Roger M. Barzun